Exhibit 99.1

Double Hull Tankers, Inc. to Acquire 2000 Built Suezmax Tanker
with Long Term Employment to Overseas Shipholding Group, Inc.

ST. HELIER, JERSEY, CHANNEL ISLANDS, September 19, 2007 – Double Hull Tankers, Inc. (“DHT”) (NYSE:DHT) today announced that it has entered into an agreement to acquire a 2000 built 153,000 deadweight tonne Suezmax tanker, the M/T Ottoman Dignity, for $90.3 million for delivery in the period between December 2007 and early February 2008.  The vessel will be bareboat chartered to Overseas Shipholding Group, Inc. (NYSE:OSG) for ten years at $26,600 per day throughout the period. The addition of this vessel to DHT’s fleet is expected to be immediately accretive to distributable cash flow.

The completion of the acquisition is subject to a number of customary closing conditions. The acquisition will initially be financed through DHT’s current credit facility with The Royal Bank of Scotland which has been increased to accommodate the acquisition of this vessel. Over time DHT plans to repay a portion of the debt through the raising of equity.

The acquisition is consistent with DHT’s strategy of having a fleet of modern, high quality vessels with long term employment providing for stable earnings.  Also, the addition of a second Suezmax tanker is in line with DHT’s strategy to diversify its fleet and to charter vessels to first rate charterers.

Forward Looking Statements
This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuildings, oil prices and seasonal fluctuations in vessel supply and demand.  When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements are intended as “forward-looking statements.”  All statements in this document that are not statements of historical fact are forward-looking statements.

The forward-looking statements included in this press release reflect DHT’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions.  We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The reasons for this include the risks, uncertainties and factors described under the section of our latest annual report on Form 20-F entitled “Risk Factors,” a copy of which is available on the SEC’s website at www.sec.gov.  These include the risk that DHT may not be able to pay dividends; the highly cyclical nature of the tanker industry; global demand for oil and oil products; the number of newbuilding deliveries and the scrapping rate of older vessels; the risks associated with acquiring additional vessels; changes in trading patterns for particular commodities significantly impacting overall tonnage requirements; risks related to terrorist attacks and international hostilities; expectations about the availability of insurance; our ability to repay our credit facility or obtain additional financing; our ability to find replacement charters for our vessels when their current charters expire; compliance costs with environmental laws and regulations; risks incident to vessel operation, including discharge of pollutants; and unanticipated changes in laws and regulations.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements included in this press release. DHT does not intend, and does not assume any obligation, to update these forward-looking statements.

CONTACT:
Eirik Ubøe, CFO Phone: +44 1534 639 759 and +47 412 92 712 E-mail: info@dhtankers.com and eu@tankersservices.com